Exhibit 99.1

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	December 31 2011	December 31 2012
Assets
Current assets:
Cash and cash equivalents (note 12)	$658.9	$550.5
Accounts receivable (note 5)	810.8	700.5
Inventories (note 6)	880.7	745.7
Income taxes receivable	9.1	13.8
Assets classified as held-for-sale	32.1	30.8
Other current assets	71.0	69.4
Total current assets	2,462.6	2,110.7

Property, plant and equipment	322.7	337.0
Goodwill	48.0	60.3
Intangible assets	35.5	53.0
Deferred income taxes	41.4	36.6
Other non-current assets	59.4	61.2
Total assets	$2,969.6	$2,658.8

Liabilities and Equity
Current liabilities:
Borrowings under credit facilities (note 7)	$—	$55.0
Accounts payable	1,002.6	831.6
Accrued and other current liabilities	268.7	243.7
Income taxes payable	39.0	37.8
Current portion of provisions	36.3	30.8
Total current liabilities	1,346.6	1,198.9

Retirement benefit obligations (note 9)	120.5	116.2
Provisions and other non-current liabilities	11.1	13.5
Deferred income taxes	27.6	13.5
Total liabilities	1,505.8	1,342.1

Equity:
Capital stock (note 8)	3,348.0	2,774.7
Treasury stock (note 8)	(37.9)	(18.3)
Contributed surplus	369.5	653.2
Deficit	(2,203.5)	(2,097.0)
Accumulated other comprehensive income (loss)	(12.3)	4.1
Total equity	1,463.8	1,316.7
Total liabilities and equity	$2,969.6	$2,658.8

Contingencies (note 13)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended		Year ended
	December 31		December 31
	2011	2012	2011	2012
Revenue	$1,753.4	$1,496.2	$7,213.0	$6,507.2
Cost of sales (note 6)	1,631.3	1,396.4	6,721.6	6,068.8
Gross profit	122.1	99.8	491.4	438.4
Selling, general and administrative expenses (SG&A)	58.5	54.7	253.4	237.0
Research and development	4.7	3.7	13.8	15.2
Amortization of intangible assets	2.6	3.7	13.5	11.3
Other charges (note 10)	1.0	34.5	6.5	59.5
Earnings from operations	55.3	3.2	204.2	115.4
Finance costs	1.1	1.0	5.4	3.5
Earnings before income taxes	54.2	2.2	198.8	111.9
Income tax expense (recovery) (note 11):
Current	(5.6)	12.1	10.3	15.5
Deferred	(9.4)	(17.1)	(6.6)	(21.3)
	(15.0)	(5.0)	3.7	(5.8)
Net earnings for the period	$69.2	$7.2	$195.1	$117.7

Basic earnings per share	$0.32	$0.04	$0.90	$0.56

Diluted earnings per share	$0.32	$0.04	$0.89	$0.56

Shares used in computing per share amounts (in millions):
Basic	216.6	201.5	216.3	208.6
Diluted	218.7	203.4	218.3	210.5

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended		Year ended
	December 31		December 31
	2011	2012	2011	2012
Net earnings for the period	$69.2	$7.2	$195.1	$117.7
Other comprehensive income (loss), net of tax:
Actuarial gains (losses) on pension plans (note 9)	5.2	(11.2)	5.2	(11.2)
Currency translation differences for foreign operations	(3.7)	0.1	(1.7)	(0.1)
Change from derivatives designated as hedges	1.0	0.3	(22.9)	16.5
Total comprehensive income (loss) for the period	$71.7	$(3.6)	$175.7	$122.9

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 8)	Treasury stock (note 8)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (a)	Total equity
Balance — January 1, 2011	$3,329.4	$(15.9)	$360.9	$(2,403.8)	$12.3	$1,282.9
Capital transactions (note 8):
Issuance of capital stock	18.6	—	(6.7)	—	—	11.9
Purchase of treasury stock	—	(49.4)	—	—	—	(49.4)
Stock-based compensation and other	—	27.4	15.3	—	—	42.7
Total comprehensive income:
Net earnings for 2011	—	—	—	195.1	—	195.1
Other comprehensive income (loss), net of tax:
Actuarial gains on pension plans (note 9)	—	—	—	5.2	—	5.2
Currency translation differences for foreign operations	—	—	—	—	(1.7)	(1.7)
Change from derivatives designated as hedges	—	—	—	—	(22.9)	(22.9)
Balance — December 31, 2011	$3,348.0	$(37.9)	$369.5	$(2,203.5)	$(12.3)	$1,463.8

Capital transactions (note 8):
Issuance of capital stock	18.3	—	(10.8)	—	—	7.5
Repurchase of capital stock for cancellation	(591.6)	—	302.0	—	—	(289.6)
Purchase of treasury stock	—	(21.7)	—	—	—	(21.7)
Stock-based compensation and other	—	41.3	(4.1)	—	—	37.2
Reclassification of cash-settled stock-based compensation to accrued liabilities	—	—	(3.4)	—	—	(3.4)
Total comprehensive income:
Net earnings for 2012	—	—	—	117.7	—	117.7
Other comprehensive income (loss), net of tax:
Actuarial losses on pension plans (note 9)				(11.2)		(11.2)
Currency translation differences for foreign operations	—	—	—	—	(0.1)	(0.1)
Change from derivatives designated as hedges	—	—	—	—	16.5	16.5
Balance — December 31, 2012	$2,774.7	$(18.3)	$653.2	$(2,097.0)	$4.1	$1,316.7

(a)  Accumulated other comprehensive income (loss) is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended		Year ended
	December 31		December 31
	2011	2012	2011	2012
Cash provided by (used in):
Operating activities:
Net earnings for the period	$69.2	$7.2	$195.1	$117.7
Adjustments for items not affecting cash:
Depreciation and amortization	18.9	20.9	77.2	81.7
Equity-settled stock-based compensation	9.7	7.6	41.2	35.4
Other charges (recoveries)	(6.7)	18.9	(12.1)	30.8
Finance costs	1.1	1.0	5.4	3.5
Income tax expense (recovery)	(15.0)	(5.0)	3.7	(5.8)
Other	(24.5)	(5.7)	(31.3)	(11.2)
Changes in non-cash working capital items:
Accounts receivable	(32.7)	77.0	147.0	116.7
Inventories	59.1	61.0	2.0	147.3
Other current assets	(5.7)	1.0	3.9	6.7
Accounts payable, accrued and other current liabilities and provisions	19.4	(73.3)	(216.9)	(193.1)
Non-cash working capital changes	40.1	65.7	(64.0)	77.6
Net income taxes received (paid)	4.0	(6.0)	(18.9)	(17.3)
Net cash provided by operating activities	96.8	104.6	196.3	312.4

Investing activities:
Acquisitions, net of cash acquired (note 3)	—	0.4	(80.5)	(71.0)
Purchase of computer software and property, plant and equipment	(14.8)	(17.3)	(62.3)	(105.9)
Proceeds from sale of assets	8.0	3.9	17.1	8.9
Net cash used in investing activities	(6.8)	(13.0)	(125.7)	(168.0)

Financing activities:
Borrowings under credit facilities (note 7)	—	55.0	—	55.0
Issuance of capital stock (note 8)	0.4	0.4	11.9	7.5
Repurchase of capital stock for cancellation (note 8)	—	(175.8)	—	(289.6)
Purchase of treasury stock (note 8)	(16.6)	(17.9)	(49.4)	(21.7)
Finance costs paid	(1.0)	(1.0)	(7.0)	(4.0)
Net cash used in financing activities	(17.2)	(139.3)	(44.5)	(252.8)

Net increase (decrease) in cash and cash equivalents	72.8	(47.7)	26.1	(108.4)
Cash and cash equivalents, beginning of period	586.1	598.2	632.8	658.9
Cash and cash equivalents, end of period	$658.9	$550.5	$658.9	$550.5

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.                                      REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica is a publicly listed company on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the communications (comprised of enterprise communications and telecommunications), consumer, computing (comprised of servers and storage), and diversified (comprised of industrial, aerospace and defense, healthcare, green technology, semiconductor equipment and other) end markets. Our product lifecycle solutions include a full range of services to our customers including design, supply chain management, manufacturing, engineering, complex mechanical and systems integration, order fulfillment, logistics and after-market services.

2.                                      BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and accounting policies we adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2012 and the results of operations, comprehensive income and cash flows for the three months and the year ended December 31, 2012.

The unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on January 22, 2013.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. All financial information is presented in millions of U.S. dollars (except per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes;  the amount of restructuring charges or recoveries;  the measurement of the recoverable amount of our cash generating units (CGU); our valuations of financial assets and liabilities, retirement benefit costs, stock-based compensation, provisions and contingencies; and the allocation of our purchase price and other valuations we use in our business acquisitions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular the recoverable amount used in our impairment testing of our non-financial assets, the rate of return on our pension assets and the discount rates applied to our pension and retirement liabilities.

We have applied significant judgment to the following areas: the determination of our CGUs and whether events or changes in circumstances during the year are indicators that a review for impairment should be conducted; and the timing of restructuring plans.

These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2011 annual consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

3.                                      ACQUISITIONS

In September 2012, we completed the acquisition of D&H Manufacturing Company (D&H), a leading manufacturer of precision machined components and assemblies based in California, U.S.A. D&H provides manufacturing and engineering services, coupled with dedicated capacity and equipment for prototype and quick-turn support, to some of the world’s leading semiconductor capital equipment manufacturers. The final purchase price was $71.0, net of cash acquired, which we financed from cash on hand. Details of the final purchase price allocation are as follows:

Current assets, net of cash acquired	$21.6
Property, plant and equipment	15.1
Customer intangible assets	24.0
Goodwill	26.4
Current liabilities	(4.2)
Deferred income taxes	(11.9)
$71.0

Through this acquisition, we have further enhanced our entry into the semiconductor capital equipment market.  We added precision machining capabilities to our service offerings and have acquired engineering and technical depth that we can leverage with our existing semiconductor customers, as well as expand to other customers in our diversified markets. We do not expect any of the goodwill will be tax deductible. We expensed $0.9 in acquisition-related transaction costs during the year through other charges. This acquisition did not have a significant impact on our consolidated results of operations for 2012.

In June 2011, we acquired the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc. These operations, located in Oregon, U.S.A. and Wuxi, China, specialize in manufacturing complex mechanical equipment and providing systems integration services to some of the world’s largest semiconductor equipment manufacturers. The final purchase price was $80.5, net of cash acquired. The purchase was financed from cash on hand and $45.0 from our revolving credit facility which we repaid in the third quarter of 2011. On the acquisition date, we recorded $33.8 in goodwill and $12.5 in intangible assets. We expensed $0.6 in acquisition-related transaction costs during 2011 through other charges.

In August 2010, we completed the acquisition of Austrian-based Allied Panels Entwicklungs-und Produktions GmbH (Allied Panels), a medical engineering and manufacturing service provider. The purchase price was subject to adjustment for contingent consideration if specific pre-determined financial targets were achieved through 2012. At December 31, 2011, we had a provision of $3.2 related to this contingent consideration. During 2012, we determined that this provision was no longer necessary and released this provision through other charges (note 10(d)).

Pro forma disclosure: Revenue and earnings for each period would not have been materially different had the acquisitions occurred at the beginning of their respective years.

4.                                      SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business, the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, follow-on business or losses from customers, the phasing in or out of programs, the success in the marketplace of our customers’ products, and changes in customer demand.  We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors and the level of outsourcing by customers (including decisions on insourcing), and the constantly changing dynamics of the global economy will also continue to impact our business from period-to-period.

Starting with the first quarter of 2012, we combined our enterprise communications and telecommunications end markets into one communications end market for reporting purposes. We also combined prior period percentages.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended		Year ended
	December 31		December 31
	2011	2012	2011	2012
Communications	33%	37%	35%	35%
Consumer	26%	9%	25%	18%
Diversified	18%	23%	14%	20%
Servers	13%	17%	15%	15%
Storage	10%	14%	11%	12%

Customers:

For the fourth quarter and full year 2012, we had two customers that individually represented more than 10% of total revenue (fourth quarter and full year 2011 — two customers). We completed our manufacturing services for Research In Motion Limited (RIM) and the related transition activities by the end of 2012. Our revenue from RIM was minimal in the fourth quarter of 2012 (third quarter of 2012 — 10%; fourth quarter of 2011 — 20%). For the full year 2012, RIM accounted for 12% of total revenue (full year 2011 — 19%).

5.                                      ACCOUNTS RECEIVABLE

In November 2012, we entered into an agreement to sell up to $375.0 in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. Both banks had a Standard and Poor’s long-term rating of A or above and a short-term rating of A-1at December 31, 2012. This agreement has no fixed termination date and can be terminated at any time by us or the banks.  At December 31, 2012, we had sold $50.0 of accounts receivable under this facility (December 31, 2011 — $60.0 under a prior facility). The accounts receivable sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks.  We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and fees which we record through finance costs in our consolidated statement of operations.

6.                                      INVENTORIES

We record our inventory provisions and valuation recoveries through cost of sales. We record inventory provisions to reflect changes in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down. We recorded net inventory provisions of $1.1 and $5.3, respectively, for the fourth quarter and full year 2012. We recorded net inventory recoveries of $0.1 for the fourth quarter of 2011 and net inventory provisions of $4.5 for full year 2011. We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance. During 2012, our net inventory provisions of $5.3 were comprised of new net provisions of $10.9 for aged inventory, offset in part by a $5.6 credit reflecting the improved recovery of certain inventory.

7.                                      CREDIT FACILITIES

We have a $400.0 revolving credit facility that matures in January 2015.  We are required to comply with certain restrictive covenants including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. We have pledged certain assets as security for borrowings under this facility. Borrowings under this facility bear interest at LIBOR or Prime rate for the period of the draw plus a margin. The terms of these draws have historically been less than 90 days. In December 2012, we completed a substantial issuer bid (SIB) to repurchase for cancellation $175 of our subordinate voting shares which we funded in part through this credit facility. See note 8. At December 31, 2012, we had drawn $55.0 under this facility (December 31, 2011 — no amounts drawn), and we were in compliance with all covenants.  Commitment fees paid in the fourth quarter and full year 2012 were $0.5 and $2.0, respectively. At December 31, 2012, we had issued $31.1 of letters of credit under this facility.

We also have uncommitted bank overdraft facilities available for intraday and overnight operating requirements which total $70.0 at December 31, 2012.  There were no amounts drawn under these overdraft facilities at December 31, 2012 (December 31, 2011— no amounts drawn).

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

8.                                      CAPITAL STOCK

In the fourth quarter of 2012, we launched and successfully completed the SIB pursuant to which we repurchased for cancellation $175 of our subordinate voting shares. We repurchased for cancellation approximately 22.4 million subordinate voting shares at a price of $7.80 per share, representing approximately 12% of our subordinate voting shares issued and outstanding prior to completion of the SIB. We also recorded $0.8 in transaction related costs. We funded the share repurchases using a combination of cash on hand and cash from our revolving credit facility. See note 7.

On February 7, 2012, the TSX accepted our Normal Course Issuer Bid (NCIB) that allows us to repurchase, at our discretion, until the earlier of February 8, 2013 or the completion of purchases under the bid, up to 16.2 million subordinate voting shares in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the NCIB is reduced by the number of subordinate voting shares purchased for equity-based compensation plans (see below). During the fourth quarter of 2012, we did not repurchase any subordinate voting shares for cancellation under the NCIB. As of December 31, 2012, we have paid $113.8, including transaction fees, to repurchase for cancellation a total of 13.3 million shares at a weighted average price of $8.52 per share under the NCIB since its commencement in February 2012.

We have granted share unit awards to employees under our equity-based compensation plans. We have the option to satisfy the delivery of shares upon vesting of the awards by issuing new subordinate voting shares from treasury, purchasing subordinate voting shares in the open market, or by cash. From time-to-time, we pay cash for the purchase of subordinate voting shares in the open market by a trustee to satisfy the delivery of shares upon vesting of awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. In the fourth quarter of 2012, we entered into an Automatic Share Purchase Plan (ASPP) with a trustee for the purchase of 2.2 million subordinate voting shares in the open market to satisfy the deliveries in respect of share unit awards vesting in the first quarter of 2013. This ASPP allows the trustee to purchase our subordinate voting shares for such purposes at any time through January 31, 2013, including during any applicable trading blackout periods. We have paid $17.9 to the trustee to fund purchases under this ASPP. During 2012, we also paid $3.8 for the trustee’s purchase of 0.4 million subordinate voting shares prior to the ASPP for delivery under our equity-based compensation plans. During the fourth quarter and full year 2011, we paid $16.6 and $49.4, respectively, for the trustee’s purchase of 2.0 million and 5.7 million, respectively, subordinate voting shares in the open market. At December 31, 2012, the trustee held 0.8 million subordinate voting shares, with a value of $6.4, and $11.9 in cash, representing the estimated amount of cash required to complete the ASPP program (December 31, 2011 — held 4.5 million with a value of $37.9).

In 2010, we elected to cash-settle certain awards vesting in the first quarter of 2011 due to limitations on the number of subordinate voting shares we could purchase in the open market during the term of a prior share buy-back program. We also elected to cash-settle certain RSUs vesting in the fourth quarter of 2012 due to a prohibition on our purchase of subordinate voting shares in the open market during the SIB.  We account for cash-settled awards as liabilities and we remeasure these based on our share price at each reporting date until the settlement date, with a corresponding charge to compensation expense. The mark-to-market adjustment on these cash-settled awards was $0.2 for 2012 (2011 — $2.7). When we made the decision in the fourth quarter of 2012 to settle these awards with cash, we reclassified $3.4, representing the fair value of these awards, from contributed surplus to accrued liabilities. As management currently intends to settle all other share unit awards with shares purchased in the open market by a trustee, we have accounted for these share unit awards as equity-settled awards.

For the fourth quarter and full year 2012, stock-based compensation expense was $7.8 and $35.6, respectively (fourth quarter and full year 2011 — $9.7 and $44.2, respectively). The amount of our stock-based compensation expense varies each period, and includes mark-to-market adjustments for awards we settled in cash (see above) and plan adjustments. The portion of our expense that relates to performance-based compensation generally varies depending on the level of achievement of pre-determined performance goals and financial targets. We amended the retirement eligibility clauses in our equity-based compensation plans in 2011 which accelerated our recognition of the related compensation expense of $3.1 in 2012 (2011 — $4.8).

During 2012, we received cash proceeds of $7.5 (2011 — $11.9) relating to the exercise of stock options.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

9.                                      PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS

We provide pension and non-pension post-employment benefit plans for our employees. Our obligations are determined based on actuarial valuations. We recognize actuarial gains or losses arising from defined benefit and post-retirement benefit plans through other comprehensive income and directly in deficit. For 2012, we recognized $11.2 of net actuarial losses, net of tax (2011 —  $5.2 of net actuarial gains, net of tax). The measurement date used for the accounting valuation of our pension and non-pension post-employment benefit plans was December 31, 2012.

10.                               OTHER CHARGES (RECOVERIES)

	Three months ended		Year ended
	December 31		December 31
	2011	2012	2011	2012
Restructuring (a)	$7.7	$16.7	$14.5	$44.0
Asset impairment (b)	—	17.7	—	17.7
Recovery of damages (c)	(5.2)	—	(5.2)	—
Other (d)	(1.5)	0.1	(2.8)	(2.2)
	$1.0	$34.5	$6.5	$59.5

(a)                                 Restructuring:

Our restructuring charges are comprised of the following:

	Three months ended		Year ended
	December 31		December 31
	2011	2012	2011	2012
Cash charges	$7.7	$15.5	$18.2	$27.8
Non-cash charges (recoveries)	—	1.2	(3.7)	16.2
	$7.7	$16.7	$14.5	$44.0

Our restructuring charges in 2012 were related to the wind down of our manufacturing services for RIM and other actions throughout our global network.  We completed our manufacturing services for RIM in Romania and Malaysia at the end of June 2012 and substantially all of the RIM manufacturing services in Mexico by the end of September 2012. Due to the historical significance of RIM to our operations and in order to improve our overall margin performance, we previously announced that we would take restructuring actions throughout our global network to reduce our overall cost structure. In July 2012, we estimated total restructuring charges of between $40.0 and $50.0 in connection with these restructuring actions. Our current estimate of the total restructuring charges to complete our planned actions, which we expect to complete by the end of June 2013, is  between $55.0 and $65.0, taking into account additional actions in response to the continued challenging demand environment. Of this amount, we recorded $16.7 in the fourth quarter of 2012 and $44.0 in 2012.  In 2012, we recorded cash charges of $27.8, primarily related to employee termination costs for our RIM operations and other actions throughout our global network.  We also recorded non-cash charges of $16.2 primarily to write down to recoverable amounts the RIM-related equipment that was no longer in use in Mexico, Romania and Malaysia. Also see the discussion on asset impairment in note 10(b).

The recognition of our restructuring charges required us to make certain judgments and estimates regarding the nature, timing and amounts associated with the restructuring actions. Our major assumptions included the timing and number of employees to be terminated, the measurement of termination costs, and the timing of disposition and estimated fair values used for assets available for sale. We developed a detailed plan and have recorded termination costs for employees with whom we have communicated.  We engaged independent brokers to determine the estimated fair values less costs to sell for assets we no

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

longer used and which were available for sale. We recognized an impairment loss for assets whose carrying amount exceeded the fair values less costs to sell as determined by the third-party brokers. We also recorded adjustments to reflect actual proceeds on disposition of these assets.  At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances.  Further adjustments may be required to reflect actual experience or changes in estimates.

Our restructuring charges for 2011 were primarily for employee termination costs.  We also recorded recoveries resulting from the sale of vacated properties and surplus equipment against our restructuring charges.

At December 31, 2012, our restructuring provision was $14.8, comprised primarily of employee termination costs which we expect to pay during the first half of 2013.

(b)                                 Asset impairment:

We conduct our annual impairment assessment of goodwill, intangible assets and property, plant and equipment in the fourth quarter of each year and whenever events or changes in circumstance indicate that the carrying amount of an asset or CGU may not be recoverable. We recognize an impairment loss when the carrying amount of an asset or CGU or group of CGUs exceeds the recoverable amount, which is measured as the greater of its value-in-use and its fair value less costs to sell.

In the second quarter of 2012, we tested the carrying amounts of the CGUs impacted by the wind down of our manufacturing services for RIM in Mexico, Romania and Malaysia.  We recorded an impairment loss on the RIM-related assets that were available for sale through restructuring charges (note 10(a)).  We then compared the remaining carrying amounts of these CGUs to their recoverable amounts and determined there was no impairment to these assets that had not been recorded to restructuring charges in 2012.

In the fourth quarter of 2012, we performed our annual impairment assessment of goodwill, intangible assets and property, plant and equipment. We recorded non-cash impairment charges totaling $17.7, comprised of $14.6 against goodwill,  $0.7 against intangible assets and $2.4 against property, plant and equipment. The majority of our goodwill impairment related to the healthcare business we acquired in 2010. Our overall progress and the ability to ramp the healthcare business has been slower than we originally anticipated. As a result, we recorded an impairment loss of $11.9 relating to healthcare.

We determined the recoverable amount of our CGUs based on the expected value-in-use. The process of determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth and discount rates, and projecting cash flows, among other factors. The assumptions used in our impairment assessment were determined based on past experiences adjusted for expected changes in future conditions. Our major assumptions included projections of cash flows, with primary emphasis on our 2013 plan. We also considered our strategic plan which extends through 2015 and other updates. Both the 2013 plan and the three-year strategic plan were approved by management and presented to our board of directors. We used cash flow projections ranging from 2 to 5 years for the impaired CGUs, in line with the remaining useful lives of the CGUs’ primary assets. We generally used our weighted-average cost of capital of approximately 13%, on a pre-tax basis, to discount our cash flows. For those CGUs that were subject to higher risk and volatilities, we used discount rates that ranged from 20% to 28% to reflect the risk inherent in the cash flows. Where applicable, we worked with independent brokers to obtain market prices to estimate our real property values.

We performed a sensitivity analysis to identify the impact of changes in key assumptions, including discount rates and projected growth rates. Our CGU arising from the acquisition of the semiconductor equipment contract manufacturing operations of Brooks Automation, which includes $33.8 of goodwill, has been impacted by the downturn in the semiconductor industry. Nonetheless, this CGU continues to win new programs from its significant customers and has assumed growth in 2013 and beyond. Failure to realize the assumed revenues at an appropriate profit margin could result in an impairment in a future period. We did not identify any other key assumptions where a reasonably possible change would result in material impairments to our CGUs.

In 2011, we recorded no impairment against goodwill, intangible assets or property, plant and equipment as the recoverable amounts exceeded their carrying amounts.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(c)                                  Recovery of damages:

In 2009, we recorded a provision related to a recovery of damages upon settlement of a class action lawsuit. Based on management’s assessment of the potential outcomes, we deemed this provision was no longer necessary and released $5.2 during 2011 through other charges.

(d)                                 Other:

Other includes realized recoveries on certain assets that were previously written down through other charges and acquisition-related transaction costs. During 2011 and 2012, we released a portion of our provision related to the estimated fair value of contingent consideration for our Allied Panels acquisition and recorded the recoveries through other charges. We also recorded transaction costs related to our acquisitions. See note 3.

11.         INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, and certain tax exposures.

During the fourth quarter of 2011, we formally settled tax audits of one of our Malaysian subsidiaries related to the years 2001 through 2006 and 2009. As a result, we released $10.0 of provisions previously recorded for Malaysian tax uncertainties. In addition, we recognized a deferred tax recovery  in Canada for an inter-company investment we wrote off relating to a restructured subsidiary.

During the third quarter of 2012, we recorded an income tax recovery of $10.6 arising from changes to our provisions related to certain tax uncertainties. As a result of the D&H acquisition in September 2012, we recognized $10.4 of previously unrecognized deferred tax assets in the United States.

During the fourth quarter of 2012, we commenced a corporate tax reorganization involving certain of our European subsidiaries. As a result, we recognized $17.0 of deferred tax assets in the fourth quarter of 2012 as it became probable that the temporary differences associated with our investment in these subsidiaries would reverse in the foreseeable future. These recoveries were partially offset by income tax expense arising from changes to our provisions for certain tax uncertainties.

12.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes.  Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, and derivatives.  The majority of our financial liabilities is recorded at amortized cost except for derivative liabilities, which are measured at fair value.  Our term deposits are classified as held-to-maturity and our short-term investments in money market funds are recorded at fair value, with changes recognized through our consolidated statement of operations.

Cash and cash equivalents are comprised of the following:

	December 31 2011	December 31 2012
Cash	$191.7	$265.3
Cash equivalents	467.2	285.2
	$658.9	$550.5

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Our current portfolio consists of bank deposits and certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at December 31, 2012 a Standard and Poor’s short-term rating of A-1 or above.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

Our major currency exposures at December 31, 2012 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the financial instruments standard, we have excluded items such as retirement benefits and income taxes. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at December 31, 2012.

	Chinese renminbi	Malaysian ringgit	Canadian dollar	Mexican peso	Thai baht
Cash and cash equivalents	$33.9	$2.9	$2.6	$3.0	$2.3
Accounts receivable	19.3	—	13.9	—	—
Other financial assets	1.6	0.6	—	0.6	0.4
Accounts payable and certain accrued and other liabilities and provisions	(43.3)	(16.9)	(33.9)	(16.3)	(17.7)
Net financial assets (liabilities)	$11.5	$(13.4)	$(17.4)	$(12.7)	$(15.0)

Foreign currency risk sensitivity analysis:

At December 31, 2012, the financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table.  The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Chinese renminbi	Malaysian ringgit	Canadian dollar	Mexican peso	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$0.5	$(0.1)	$2.1	$—	$—
Other comprehensive income	—	0.8	0.5	0.2	1.0
1% Weakening
Net earnings	(0.4)	0.1	(2.0)	—	—
Other comprehensive income	—	(0.8)	(0.4)	(0.2)	(1.0)

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

At December 31, 2012, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$288.2	$1.01	9	$(0.7)
Thai baht	118.3	0.03	15	2.1
Malaysian ringgit	87.6	0.32	15	1.1
Mexican peso	37.9	0.08	12	0.4
British pound	68.3	1.62	4	0.1
Chinese renminbi	34.1	0.16	12	0.1
Euro	11.9	1.31	4	0.1
Romanian leu	11.3	0.28	12	0.5
Other	24.6		12	0.5
Total	$682.2			$4.2

At December 31, 2012, the fair value of these contracts was a net unrealized gain of $4.2 (December 31, 2011 — net unrealized loss of $13.9).  Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at December 31, 2012 was not significant, is recognized immediately in our consolidated statement of operations. At December 31, 2012, we recorded $6.2 of derivative assets in other current assets and $2.0 of derivative liabilities in accrued and other current liabilities. The unrealized gains and losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

13.                              CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters.  Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such matters will not have a material adverse impact on our results of operations, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of its claims against us, our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The parties are currently engaged in the discovery process. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, which ruling is subject to appeal, but the court has not granted leave nor certification of any actions. We believe the allegations in the claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

Income taxes

We are subject to tax audits and reviews by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions.

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest expense could be approximately $30.5 million Canadian dollars (approximately $30.6 at current exchange rates). We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisers.

In connection with a tax audit in Brazil, tax authorities had taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. In June 2011, we received a ruling from the Brazilian Lower Administrative Court that was largely consistent with our original filing position.  As the ruling generally favored the taxpayer, the Brazilian tax authorities appealed the matter to a higher court. In June 2012, the Brazilian Higher Administrative Court unanimously upheld the Lower Administrative Court decision. Although we believe it is unlikely to occur due to the recent unanimous decision by the higher court, the Brazilian tax authorities have the right to present a Special Appeal to change the decision. We did not previously accrue for any potential adverse tax impact for the 2004 tax audit. Brazilian tax authorities are not precluded from taking similar positions in future audits with respect to these types of transactions.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts.  Our position is supported by our Brazilian legal tax advisors.  A change to the benefit realizable on these Brazilian losses could increase our net deferred tax liabilities by approximately 48.8 million Brazilian reais (approximately $23.9 at current exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings and if these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.